EXHIBIT 99.06

AMBAC ASSURANCE CORPORATION AND SUBSIDIARIES

(a wholly owned subsidiary of Ambac Financial Group, Inc.)

Consolidated Unaudited Financial Statements

As of June 30, 2005 and December 31, 2004

and for the Three and Six Months Ended June 30, 2005 and 2004

Ambac Assurance Corporation and Subsidiaries

Consolidated Balance Sheets

June 30, 2005 and December 31, 2004

(Dollars in Thousands Except Share Data)

	June 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Investments:
Fixed income securities, at fair value (amortized cost of $8,706,717 in 2005 and $8,082,790 in 2004)	$9,085,490	$8,437,694
Short-term investments, at cost (approximates fair value)	220,655	484,232
Other (cost of $3,296 in 2005 and $3,271 in 2004)	3,380	3,426

Total investments	9,309,525	8,925,352
Cash	26,361	17,360
Securities purchased under agreements to resell	41,000	52,000
Receivable for securities sold	49,048	308
Investment income due and accrued	116,897	105,407
Reinsurance recoverable on paid and unpaid losses	1,806	16,765
Prepaid reinsurance	280,579	297,330
Deferred acquisition costs	198,805	184,766
Derivative assets	1,255,278	1,297,972
Loans	708,242	730,865
Other assets	130,122	68,111

Total assets	$12,117,663	$11,696,236

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Unearned premiums	$2,897,315	$2,782,768
Loss and loss expense reserves	213,542	254,055
Ceded reinsurance balances payable	31,496	18,248
Obligations under payment agreements	248,940	249,140
Long-term debt	1,044,407	1,074,368
Deferred income taxes	268,258	256,384
Current income taxes	30,070	26,559
Payable for securities purchased	130,690	—
Derivative liabilities	1,187,863	1,206,740
Other liabilities	263,518	181,260

Total liabilities	6,316,099	6,049,522

Stockholder’s equity:
Preferred stock, par value $1,000 per share; authorized shares - 285,000; issued and outstanding shares - none	—	—
Common stock, par value $2.50 per share; authorized shares - 40,000,000; issued and outstanding shares - 32,800,000 at June 30, 2005 and December 31, 2004	82,000	82,000
Additional paid-in capital	1,247,745	1,232,701
Accumulated other comprehensive income	249,520	237,632
Retained earnings	4,222,299	4,094,381

Total stockholder’s equity	5,801,564	5,646,714

Total liabilities and stockholder’s equity	$12,117,663	$11,696,236

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

For The Three and Six Months Ended June 30, 2005 and 2004

(Dollars in Thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Revenues:
Financial Guarantee:
Gross premiums written	$323,796	$363,254	$554,371	$591,003
Ceded premiums written	(54,038)	15,949	(27,411)	(17,937)

Net premiums written	$269,758	$379,203	$526,960	$573,066

Net premiums earned	$193,996	$190,906	$394,233	$358,136
Other credit enhancement fees	12,385	11,809	24,452	23,245

Net premiums earned and other credit enhancement fees	206,381	202,715	418,685	381,381
Net investment income	104,450	88,919	206,458	176,634
Net realized investment (losses) gains	(1,030)	3,294	991	15,165
Net mark-to-market (losses) gains on credit derivative contracts	(11,606)	3,256	(6,340)	10,218
Other income	169	501	1,574	1,880
Financial Services:
Interest from payment agreements	3,012	3,016	6,023	6,032
Derivative products	(3,550)	7,477	4,546	13,074
Net mark-to-market (losses) gains on total return swap contracts	(5,350)	238	(4,602)	2,024

Total revenues	292,476	309,416	627,335	606,408

Expenses:
Financial Guarantee:
Loss and loss expenses	21,657	17,500	45,129	35,000
Underwriting and operating expenses	28,692	29,277	62,095	55,113
Interest expense on variable interest entity notes	11,816	670	23,395	1,392
Interest expense	—	28	—	59
Financial Services:
Interest from payment agreements	1,808	834	3,121	1,604
Derivative product expenses	1,552	1,783	3,430	3,455

Total expenses	65,525	50,092	137,170	96,623

Income before income taxes	226,951	259,324	490,165	509,785
Provision for income taxes	57,968	69,021	128,047	134,785

Net income	$168,983	$190,303	$362,118	$375,000

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Stockholder’s Equity

(Unaudited)

For The Six Months Ended June 30, 2005 and 2004

(Dollars in Thousands)

	2005		2004
Retained Earnings:
Balance at January 1	$4,094,381		$3,430,036
Net income	362,118	$362,118	375,000	$375,000

Dividends declared - common stock	(234,200)		(51,500)

Balance at June 30	$4,222,299		$3,753,536

Accumulated Other Comprehensive Income:
Balance at January 1	$237,632		$243,053
Unrealized gains (losses) on securities, $26,445 and $(225,760), pre-tax, in 2005 and 2004, respectively (1)		17,189		(146,740)
Foreign currency translation (loss) gain		(5,301)		815

Other comprehensive income (loss)	11,888	11,888	(145,925)	(145,925)

Comprehensive income		$374,006		$229,075

Balance at June 30	$249,520		$97,128

Preferred Stock:
Balance at January 1 and June 30	$—		$—

Common Stock:
Balance at January 1 and June 30	$82,000		$82,000

Additional Paid-in Capital:
Balance at January 1	$1,232,701		$1,144,096
Capital issuance costs	(2,860)		(2,158)
Employee benefit plans	17,904		15,314

Balance at June 30	$1,247,745		$1,157,252

Total Stockholder’s Equity at June 30	$5,801,564		$5,089,916

(1) Disclosure of reclassification amount:
Unrealized holding gains (losses) arising during period	$18,115		($137,095)
Less: reclassification adjustment for net securities gains included in net income	926		9,645

Net unrealized gains (losses) on securities	$17,189		($146,740)

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

For The Six Months Ended June 30, 2005 and 2004

(Dollars in Thousands)

	Six Months Ended June 30,
	2005	2004
Cash flows from operating activities:
Net income	$362,118	$375,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,921	1,443
Amortization of bond premium and discount	8,812	3,916
Current income taxes	10,980	34,591
Deferred income taxes	2,619	5,591
Deferred acquisition costs	(14,039)	(15,003)
Unearned premiums, net	131,298	215,318
Loss and loss expenses	(25,554)	49,524
Ceded reinsurance balances payable	13,248	7,751
Net realized investment gains	(991)	(15,165)
Other, net	27,391	(51,458)

Net cash provided by operating activities	517,803	611,508

Cash flows from investing activities:
Proceeds from sales of bonds	752,411	724,886
Proceeds from maturities of bonds	182,227	212,230
Purchases of bonds	(1,492,870)	(1,554,409)
Change in short-term investments	263,577	33,113
Loans	22,623	—
Securities purchased under agreements to resell	11,000	(5,955)
Purchases of securitization collateral	(55,792)	—
Other, net	8,175	(1,625)

Net cash used in investing activities	(308,649)	(591,760)

Cash flows from financing activities:
Dividends paid	(159,200)	(51,500)
Capital issuance costs	(2,860)	(2,158)
Proceeds from issuance of long-term debt	50,000	—
Payment for redemption of long-term debt	(79,961)	—
Payment agreements	(200)	—
Net cash collateral (paid) received	(7,932)	36,676
Short-term financing from affiliates, net	—	5,970

Net cash used in financing activities	(200,153)	(11,012)

Net cash flow	9,001	8,736
Cash at January 1	17,360	18,260

Cash at June 30	$26,361	$26,996

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$104,175	$82,170

Interest on affiliate financings	$—	$60

Interest on payment agreements	$2,528	$1,595

Interest on long-term debt	$16,903	$1,507

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands)

(1)	Background and Basis of Presentation

Ambac Assurance Corporation is a leading provider of financial guarantees to clients in both the public and private sectors around the world. Ambac Assurance provides financial guarantees on public finance and structured finance obligations. Ambac Assurance has earned triple-A ratings, the highest ratings available from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services, Fitch, Inc., and Rating and Investment Information, Inc. These triple-A ratings are an essential part of Ambac Assurance’s ability to compete in the market of providing financial guarantee products. Insurance policies issued by Ambac Assurance guarantee payment when due of the principal of and interest on the obligation guaranteed. Ambac Assurance is a wholly owned subsidiary of Ambac Financial Group, Inc, a holding company whose subsidiaries provide financial guarantees and financial services to clients in both the public and private sectors around the world. As of June 30, 2005, Ambac Assurance’s net guarantees in force (principal and interest) were $706,440,381.

Ambac Credit Products LLC, a wholly owned subsidiary of Ambac Assurance, primarily provides credit protection in the global markets in the form of structured credit derivatives. These structured credit derivatives, which are privately negotiated contracts, provide the counterparty with credit protection against the occurrence of a specific event such as a payment default or bankruptcy relating to an underlying obligation. Upon a credit event, Ambac Credit Products is required to either (i) purchase the underlying obligation at its par value and a loss is realized for the difference between the par and market value of the underlying obligation or (ii), make a payment equivalent to the difference between the par value and market value of the underlying obligation. Substantially all of Ambac Assurance’s structured credit derivative contracts relate to senior tranches of structured finance transactions are partially hedged with various financial institutions or structured with first loss protection. Structured credit derivatives issued by Ambac Credit Products are insured by Ambac Assurance.

Ambac UK, an Ambac Assurance wholly owned subsidiary, is licensed to transact credit, suretyship and financial guarantee insurance in the United Kingdom and to offer insurance services into thirteen other European Union countries. In February 2005, Ambac UK established a branch office in Milan, Italy. Ambac UK has entered into net worth maintenance and reinsurance agreements with Ambac Assurance, which support its triple-A ratings. Ambac Credit Products Limited, also an Ambac Assurance wholly-owned subsidiary, is licensed in the United Kingdom to transact credit default derivatives, as well as act as agent for Ambac Credit Products LLC. Ambac Credit Products Limited is currently able to offer services in two other European Union countries.

Ambac UK and Ambac Credit Products Limited are each subject to regulation by the Financial Services Authority (“FSA”) of the United Kingdom in the conduct of their business. Under FSA regulations, each company is subject to certain requirements and limits, including risk assessments and the maintenance of a minimum margin of solvency. The FSA monitors

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

each regulated company through site visits and required financial filings. The FSA requires approval of related party transactions and requires that all such transactions have terms no less favorable than terms that would result from transactions between parties negotiating at arm’s length.

Ambac Assurance, through its affiliate Ambac Financial Services, is a provider of interest rate and currency swaps to states, municipalities and their authorities, issuers of asset-backed securities and other entities in connection with their financings. The interest rate and currency swaps provided by Ambac Financial Services are guaranteed by Ambac Assurance through policies that guarantee the obligations of Ambac Financial Services and its counterparties. Ambac Assurance, through its subsidiary Ambac Capital Services, enters into total return swaps with professional counterparties. Total return swaps are generally used for fixed income obligations, which meet Ambac Assurance’s credit underwriting criteria.

The accompanying consolidated unaudited interim financial statements have been prepared on the basis of U.S. generally accepted accounting principles (“GAAP”) and, in the opinion of management, reflect all adjustments necessary for a fair presentation of Ambac Assurance’s financial condition, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the six months ended June 30, 2005 may not be indicative of the results that may be expected for the full year ending December 31, 2005. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in (i) the audited consolidated financial statements of Ambac Assurance and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 which was filed with the Securities and Exchange Commission on March 15, 2005 as Exhibit 99.01 to Ambac Financial Group Inc.’s Form 10-K and (ii) the unaudited consolidated financial statements of Ambac Assurance and subsidiaries as of March 31, 2005, which was filed with the SEC on May 10, 2005 as Exhibit 99.04 to Ambac Financial Group’s 10-Q for the quarterly period ended March 31, 2005.

The consolidated financial statements include the accounts of Ambac Assurance, its subsidiaries and variable interest entities for which Ambac Assurance is the primary beneficiary. All significant intercompany balances have been eliminated.

Certain reclassifications have been made to prior period’s amounts to conform to the current period’s presentation.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

(2)	Loss and Loss Expenses

Ambac Assurance provides financial guarantee insurance on certain debt obligations. This financial guarantee insurance is a promise to pay scheduled interest and principal if the issuer of the debt security fails to meet its obligation. The loss reserve policy for financial guarantee insurance discussed in this footnote relates only to Ambac Assurance’s non-derivative insurance business. Losses and loss expenses are based upon estimates of the ultimate aggregate losses inherent in the non-derivative financial guarantee portfolio as of the reporting date. The evaluation process for determining the level of reserves is subject to certain estimates and judgments. In most instances, claim payments are forecasted in advance of issuer default as a result of active surveillance of the insured book of business. Based upon Ambac Assurance experience, claim payments become probable and estimable once the issuer’s credit profile has migrated to certain impaired credit levels. The insured party has the right to a claim under Ambac Assurance’s financial guarantee insurance policy at the first scheduled debt service date of the defaulted obligation. As discussed below, the accounting for credit loss reserves is possibly subject to change.

The liability for losses and loss expenses consists of active credit and case basis credit reserves. Active credit reserves are for probable and estimable losses due to credit deterioration on insured credits that have not yet defaulted or been reported and are reflected on an undiscounted basis as of the reporting date. The establishment of reserves for exposures that have not yet defaulted is a common practice in the financial guarantee industry. However, Ambac Assurance is aware that there are differences in the specific methodologies applied by other financial guarantors in establishing such reserves. Ambac’ Assurance’s active credit reserve is based on management’s on-going review of the non-derivative financial guarantee credit portfolio. Active surveillance of the insured portfolio enables Ambac Assurance’s Surveillance Group to track credit migration of insured obligations from period to period and prepare an adversely classified credit listing. The active credit reserve is established only for adversely classified credits. The criteria for an exposure to be included on the adversely classified credit listing includes the deterioration in an issuer’s financial condition, underperformance of the underlying collateral (for collateral dependent transactions such as mortgage-backed securitizations), problems with the servicer of the underlying collateral and other adverse economic events or trends. The servicer of the underlying collateral of a securitized credit is a consideration in assessing credit quality because the servicer’s performance can directly impact the performance of the related credit. For example, a servicer of a mortgage-backed securitization that does not remain current in their collection efforts could cause an increase in the delinquency and potential default of the underlying collateral. The active credit reserve is established through a process that begins with statistical estimates of probable losses inherent in the adversely classified credit portfolio. Statistical estimates are computed on each adversely classified credit. These statistical estimates are based upon: (i) Ambac Assurance’s internal system of credit ratings, which are analogous to the risk ratings of the major rating agencies; (ii) internally developed historical default information (taking into consideration ratings and average life of an obligation); (iii) internally developed loss severities; and (iv) the net par outstanding on the adversely classified credit. The loss severities and default information are based on rating agency information and are specific to each bond type and are established and approved by Ambac’s Portfolio Risk Management Committee. The

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Portfolio Risk Management Committee is comprised of senior risk management professionals and other senior management of Ambac Assurance. For certain credit exposures that have deteriorated significantly, Ambac Assurance will undertake additional monitoring and loss remediation efforts. Additional remediation can include various actions by Ambac Assurance. The most common actions include obtaining detailed appraisal information on collateral, more frequent meetings with the issuer’s or servicer’s management to review operations, financial condition and financial forecasts and more frequent analysis of the issuer’s financial statements. For these credits Ambac Assurance would use relevant information obtained from its remediation efforts to adjust the statistical estimate discussed above. Senior management meets at least quarterly with the Surveillance Group to review the status of their work to determine the adequacy of Ambac Assurance’s loss reserves and make any necessary adjustments. Active credit reserves were $125,495 and $120,802 at June 30, 2005 and December 31, 2004, respectively. The active credit reserves at June 30, 2005 and December 31, 2004 was comprised of 66 and 68 credits with net par outstanding of $6,698,203 and $7,574,223, respectively. Included in the calculation of active credit reserves at June 30, 2005 and December 31, 2004 was the consideration of $23,319 and $17,891, respectively, of reinsurance which would be due to Ambac Assurance from the reinsurers, upon default of the insured obligation.

Case basis credit reserves are for losses on insured obligations that have defaulted. We believe our definition of case basis credit reserves differs from other financial guaranty industry participants. Upon the occurrence of a payment default, the related active credit reserve is transferred to case basis credit reserve. Additional provision for losses upon further credit deterioration of a case basis exposure are initially recorded through the active credit reserve and subsequently transferred to case basis credit reserves. Our case reserves represent the present value of anticipated loss and loss expense payments expected over the estimated period of default. Loss and loss expenses consider anticipated defaulted debt service payments, estimated expenses associated with settling the claims and estimated recoveries under collateral and subrogation rights. The estimate does not consider future installment premium receipts, as the likelihood of such receipts is remote. Ambac Assurance discounts these estimated net payments using discount rates that approximate the average taxable equivalent yield on our investment portfolio. Discount rates applied to case basis credit reserves were 6.0% at both June 30, 2005 and December 31, 2004. Case basis credit reserves were $88,047 and $133,254 at June 30, 2005 and December 31, 2004, respectively. The case basis credit reserves at June 30, 2005 and December 31, 2004 were comprised of 10 and 11 credits with net par outstanding of $489,604 and $661,396, respectively. Additionally, we have reinsurance recoverables on case basis credit reserves of $1,156 and $16,499 at June 30, 2005 and December 31, 2004, respectively.

Ambac Assurance provides information on the classification of its loss reserve between active credit reserve and case basis credit reserve for the purpose of disclosing the components of the total reserve that relate to exposures that have not yet defaulted and those that have defaulted. The total reserve (active credit and case basis) was $213,542 and $254,055 at June 30, 2005 and December 31, 2004, respectively. The provision for losses and loss expenses in the accompanying Consolidated Statements of Operations represents the

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

expense recorded to bring the total reserve to a level determined by management to be adequate for losses inherent in the non-derivative financial guaranty insurance portfolio.

Our liabilities for credit losses are based in part on the short-duration accounting guidance in Statement of Financial Accounting Standards (“SFAS”) No. 60, “Accounting and Reporting by Insurance Enterprises.” The insured party has a right to a claim payment under the financial guaranty insurance policy at the date of the first scheduled debt service payment of a defaulted security. We believe a loss event occurs for financial guarantee insurance products at the time the issuers’ financial condition deteriorates to an impaired credit status rather than at the time the insured party has a right to a claim payment. Because of this belief and the ambiguities discussed below in the application of SFAS No. 60 to the financial guaranty industry, Ambac Assurance does not believe that SFAS No. 60 alone provides sufficient guidance. As a result, Ambac Assurance supplements the guidance in SFAS No. 60 with the guidance in SFAS No. 5, “Accounting for Contingencies,” which calls for a loss to be accrued if it is probable that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. Ambac Assurance also relies by analogy on EITF Issue No. 85-20, “Recognition of fees for guaranteeing a loan,” which states that a guarantor should perform an ongoing assessment of the probability of loss to determine if a liability (and a loss) should be recognized under SFAS No. 5.

In management’s view, the accounting guidance noted above does not comprehensively address the attributes of financial guarantee insurance contracts, primarily due to the fact that SFAS No. 60 was developed prior to the maturity of the financial guarantee industry. Financial guarantee contracts have elements of long-duration insurance contacts in that they are irrevocable and extend over a period of time that may be 30 years or more but are considered and reported for regulatory purposes as property and casualty insurance, normally considered short-duration contracts. The short-duration and long-duration classifications have different methods of accounting for premium revenue, deferred acquisition costs and contract liability recognition.

Ambac Assurance is aware that there are certain differences regarding the measurement of liabilities for credit losses among participants in the financial guaranty industry. Difficulties applying the existing insurance accounting literature such as the classification of the insurance contracts as either short-duration or long-duration to the attributes of financial guarantee insurance, different measurement models and assumptions utilized, regulatory guidance provided to certain entities, and the existence of accounting literature providing guidance with respect to liability recognition for loan guarantees are the reasons for differences among the industry participants.

In January and February of 2005, the Securities and Exchange Commission (“SEC”) staff discussed with the financial guaranty industry participants differences in loss reserve recognition practices among those participants. In June 2005 the Financial Accounting Standards Board (“FASB”) added a project to its agenda to consider the accounting by financial guarantee insurers for claims liability recognition, premium recognition and deferred

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

acquisition costs. The proposed and final documents are expected to be issued in 2006. When the FASB or SEC reach a conclusion on this issue, Ambac Assurance and the rest of the financial guaranty industry may be required to change some aspects of their loss reserving policies and the potential changes could extend to premium and expense recognition. Ambac Assurance cannot predict how the FASB or SEC will resolve this issue and the resulting impact on our financial statements. Until the issue is resolved, Ambac Assurance intends to continue to apply its existing policy with respect to the establishment of both case and active credit reserves.

(3)	Segment Information

Ambac Assurance has two reportable segments, as follows: (1) financial guarantee, which provides financial guarantee products (including structured credit derivatives) for public finance and structured finance obligations; and (2) financial services, which provides payment agreements, interest rate, currency and total return swaps.

Ambac Assurance’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

Pursuant to insurance and indemnity agreements between Ambac Financial Services and Ambac Assurance, Ambac Financial Services’ payment obligations under its swap agreements are guaranteed by Ambac Assurance. Additionally, the payment obligations of Ambac Financial Services’ counterparties, under their swap agreements with Ambac Financial Services, are guaranteed by Ambac Assurance pursuant to insurance and indemnity agreements. Intersegment revenues include the premiums earned under those agreements. Such premiums are accounted for as if they were premiums to third parties, that is, at current market prices. In the three and six months ended June 30, 2005, Financial Guarantee intersegment revenues include dividends of $2,500 from the Financial Services segment, compared to $4,500 and $8,558 for the three and six months ended June 30, 2004, respectively.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following tables summarizes the financial information by reportable segment as of and for the three and six months ended June 30, 2005 and 2004:

(Dollars in thousands) Three months ended June 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2005:
Revenues:
External customers	$298,364	($5,888)	$—	$292,476
Intersegment	3,199	—	(3,199)	—

Total revenues	$301,563	($5,888)	($3,199)	$292,476

Income before income taxes:
External customers	$236,199	($9,248)	$—	$226,951
Intersegment	3,778	(1,278)	(2,500)	—

Total income before income taxes	$239,977	($10,526)	($2,500)	$226,951

Total assets	$10,553,837	$1,563,826	$—	$12,117,663

2004:
Revenues:
External customers	$298,685	$10,731	$—	$309,416
Intersegment	5,040	—	(5,040)	—

Total revenues	$303,725	$10,731	($5,040)	$309,416

Income before income taxes:
External customers	$251,210	$8,114	$—	$259,324
Intersegment	5,486	(986)	(4,500)	—

Total income before income taxes	$256,696	$7,128	($4,500)	$259,324

Total assets	$8,791,545	$1,374,242	$—	$10,165,787

(Dollars in thousands) Six months ended June 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2005:
Revenues:
External customers	$621,368	$5,967	$—	$627,335
Intersegment	3,847	—	(3,847)	—

Total revenues	$625,215	$5,967	($3,847)	$627,335

Income before income taxes:
External customers	$490,749	($584)	$—	$490,165
Intersegment	5,005	(2,505)	(2,500)	—

Total income before income taxes	$495,754	($3,089)	($2,500)	$490,165

Identifiable assets	$10,553,837	$1,563,826	$—	$12,117,663

2004:
Revenues:
External customers	$585,278	$21,130	$—	$606,408
Intersegment	9,715	—	(9,715)	—

Total revenues	$594,993	$21,130	($9,715)	$606,408

Income before income taxes:
External customers	$493,714	$16,071	$—	$509,785
Intersegment	10,608	(2,050)	(8,558)	—

Total income before income taxes	$504,322	$14,021	($8,558)	$509,785

Identifiable assets	$8,791,545	$1,374,242	$—	$10,165,787

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following table summarizes unaffiliated gross premiums written and net premiums earned and other credit enhancement fees included in the financial guarantee segment by location of risk for the three and six months ended June 30, 2005 and 2004:

	Three Months		Six Months
(Dollars in thousands)	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees
2005:
United States	$254,357	$151,356	$437,120	$309,744
United Kingdom	27,489	17,015	45,674	32,956
Japan	6,818	7,927	13,890	15,136
Mexico	4,243	1,774	7,740	3,385
Italy	6,859	2,192	8,362	4,273
Brazil	2,863	2,317	5,826	4,721
Australia	8,412	2,123	9,103	4,303
Internationally diversified (1)	6,965	13,826	15,431	28,447
Other international	5,790	7,851	11,225	15,720

Total	$323,796	$206,381	$554,371	$418,685

2004:
United States	$306,072	$147,332	$481,216	$274,934
United Kingdom	25,525	16,552	53,830	30,805
Japan	6,581	7,731	13,515	15,211
Mexico	3,774	1,732	7,731	3,548
Italy	6,207	1,929	7,619	3,876
Brazil	2,746	2,193	4,971	3,615
Australia	687	2,115	924	3,534
Internationally diversified (1)	7,581	15,228	13,835	28,534
Other international	4,081	7,903	7,362	17,324

Total	$363,254	$202,715	$591,003	$381,381

1)	Internationally diversified includes guarantees with multiple locations of risk and includes components of United States exposure.

(4)	Employee Benefit Plans

Stock Compensation Plans:

Ambac Financial Group sponsors the “1997 Equity Plan”, where awards are granted to eligible employees in the form of non-qualified stock options or other stock-based awards. Effective January 1, 2003, Ambac Assurance began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS Statement 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) as amended by SFAS Statement 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” (“SFAS 148”), prospectively to all employee awards granted after January 1, 2003. Under this method of adoption, compensation expense is recognized over the relevant service period based on the fair value of stock options and restricted stock units granted for 2003 and future years. Compensation expense for restricted stock units issued for the years prior to 2003 was, and continues to be, recognized over the relevant service periods using amortization schedules

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

based on the applicable vesting schedules.

Pensions:

Ambac Financial Group has a defined benefit pension plan covering substantially all employees of Ambac Assurance. The benefits are based on years of service and the employee’s highest salary during five consecutive years of employment within the last ten years of employment. Ambac Financial Group’s funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. A contribution of $2,200 was made for 2005. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

Ambac Financial Group’s net periodic pension costs for the three and six months ended June 30, 2005 and 2004 include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Service cost	$568	$409	$1,039	$817
Interest cost	413	332	776	663
Expected return on plan assets	(598)	(488)	(1,197)	(975)
Amortization of prior service cost	(36)	(36)	(72)	(72)
Recognized net loss	93	51	129	102

Net periodic pension cost	440	268	675	535
Other	—	—	—	136

Total pension expense	$440	$268	$675	$671

Pension expense is allocated to each of Ambac Financial Group’s subsidiaries based on percentage of payroll. Pension expense recorded by Ambac Assurance amounted to $431 and $644 for the three and six months ended June 30, 2005, respectively, compared to $257 and $565 for the three and six months ended June 30, 2004, respectively.

Postretirement and Other Benefits:

Ambac Financial Group provides certain medical and life insurance benefits for retired employees and eligible dependents. All plans are contributory. None of the plans are currently funded. Ambac Assurance’s post retirement benefit expense were $154 and $264 for the three and six months ended June 30, 2005, respectively, compared to $75 and $122 for the three and six months ended June 30, 2004, respectively.

(5)	Special Purpose and Variable Interest Entities

Ambac Financial Group has involvement with special purpose entities, including variable interest entities (“VIEs”) in the following ways. First, Ambac Assurance is a provider of financial guarantee insurance for various debt obligations. Second, Ambac Financial Group

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

has sponsored two special purpose entities that issue medium-term notes (“MTNs”) to fund the purchase of certain financial assets. As discussed in detail below, these Ambac Financial Group sponsored special purpose entities are considered Qualifying Special Purpose Entities (“QSPEs”). Lastly, Ambac Assurance is an investor in high quality asset-backed securities typically issued by VIEs, and, in one transaction, has a beneficial interest in a VIE that purchases fixed rate municipal bonds with proceeds from the issuance of floating rate short term beneficial interests as discussed in detail below.

Financial Guarantees:

Ambac Assurance provides financial guarantee insurance to debt obligations of special purpose entities, including VIEs. Ambac Assurance’s primary variable interest exists through this financial guarantee insurance contract. The transaction structure provides certain financial protection to Ambac Assurance. This financial protection can take several forms, however, the most common are over-collateralization, first loss and excess spread. In the case of over-collateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations that have been guaranteed by Ambac Assurance. In the case of first loss, the financial guarantee insurance policy only covers a senior layer of losses on debt issued by special purpose entities, including VIEs. The first loss with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIEs, generate interest cash flows that are in excess of the interest payments on the related debt. All or a portion of this excess spread accumulates and is available to absorb losses in the transaction or is applied to create over-collateralization.

As of June 30, 2005, Ambac Assurance is the primary beneficiary and therefore consolidated VIEs under three transactions, as a result of providing financial guarantees to these entities. Ambac Assurance consolidated these entities since the structural financial protections are outside the VIEs. These structural protections, had they existed inside the VIEs, would have absorbed a majority of the VIEs’ expected losses and consequently Ambac Assurance would not have consolidated these entities. All consolidated VIEs are bankruptcy remote special purpose financing entities created by the issuer of debt securities to facilitate the sale of notes guaranteed by Ambac Assurance. Ambac Assurance is not primarily liable for the debt obligations of these entities. Ambac Assurance would only be required to make payments on these debt obligations in the event that the issuer defaults on any principal or interest due. Additionally, Ambac Assurance’s creditors do not have rights with regard to the assets of these VIEs.

Proceeds from the note issuance of the first VIE transaction, which closed in 2002, were used to purchase senior mortgage-backed floating rate notes of a South Korean mortgage-backed securities issuer. Protections afforded Ambac Assurance in this transaction were in the form of a reserve fund and the issuance of subordinated debt. Ambac Assurance

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Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

will pay claims under its financial guarantee only in the event that losses on the mortgage assets of the South Korean issuer reduce the reserve fund to zero and exceed the principal amount of the subordinated notes. Total long-term debt outstanding under this note issuance was $89,443 at June 30, 2005, with a maturity date of December 3, 2022.

Proceeds from the note issuances of the other transactions, both of which closed in 2004, were used to purchase notes issued by reinsurance companies in connection with their reinsurance of defined blocks of life insurance contracts. Protections afforded Ambac Assurance were in the form of capital contributed to the reinsurance companies and the issuance of subordinated debt by the VIEs. Ambac Assurance will pay claims under its financial guarantees in these transactions if cash flows generated under the reinsurance agreements and the proceeds from the contributed capital and subordinated debt are insufficient to repay the noteholders. Total debt outstanding under these note issuances were $954,964 at June 30, 2005, with maturity dates ranging from April 15, 2016 to February 4, 2025.

The following table provides supplemental information about the combined assets and liabilities associated with the VIEs discussed above. The assets and liabilities of these VIEs are consolidated into the respective Balance Sheet captions.

(Dollars in millions)	At June 30, 2005	At December 31, 2004
Assets:
Cash	$671	$690
Loans	689,777	727,294
Investment in fixed income securities	365,066	346,111
Investment income due and accrued	8,770	2,315

Total	$1,064,284	$1,076,410

Liabilities and Equity:
Long-term debt	$1,044,407	$1,074,368
Derivative liabilities	10,724	—
Other liabilities	8,360	2,042
Equity	793	—

Total	$1,064,284	$1,076,410

Qualified Special Purpose Entities:

Ambac Financial Group has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with Statement of Financial Accounting Standards 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). QSPEs are not subject to the requirements of FIN 46-R and accordingly are not consolidated in Ambac Assurance’s financial statements. The QSPEs are legal entities that are demonstrably distinct from Ambac Financial Group. Ambac Financial Group, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

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Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

As of June 30, 2005, there are 9 individual transactions outstanding in the QSPEs. In each case, Ambac Financial Group sells fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPE and the absence of any agreement or obligation for Ambac Financial Group to repurchase or redeem assets of the QSPE. Additionally, Ambac’s creditors do not have any rights with regards to the assets of the QSPEs. The purchase by the QSPE is financed through the issuance of MTNs, which are collateralized by the purchased assets. The cash flows of the MTNs approximately match the cash flows of the assets purchased. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivatives are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac Financial Group, issuing MTNs to fund such purchase, executing derivative hedges and related administrative services. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued or both. As of June 30, 2005, Ambac Assurance had financial guarantee insurance policies issued for all assets and MTNs owned and outstanding by the QSPEs.

Pursuant to the terms of Ambac Assurance’s insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac Assurance’s Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac Financial Group provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

Assets sold to the QSPEs during the six months ended June 30, 2005 and the year ended December 31, 2004 were $0 and $195,000, respectively. No gains or losses were recognized on these sales. As of June 30, 2005, the estimated fair value of financial assets, MTN liabilities and derivative hedge liabilities were $1,758,448, $1,693,330 and $98,674, respectively. When market quotes are not available, estimated fair value is determined utilizing valuation models. These models include estimates, made by Ambac Financial Group management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $2,976 and $2,838 for the six months ended June 30, 2005 and 2004, respectively. Ambac Financial Group also received fees for providing other services amounting to $173 and $197 for the six months ended June 30, 2005 and 2004, respectively.

VIE Beneficial Interest:

Ambac Assurance owns a beneficial interest in a special purpose entity that meets the definition of a VIE. This entity has issued floating rate beneficial interests to investors and invested the proceeds in fixed income municipal investment securities. These beneficial interests are directly secured by the related municipal investment securities. Ambac Assurance

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Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

is the primary beneficiary of this entity as a result of its beneficial interest. The fixed income municipal investment securities, which are reported as Investments in fixed income securities, at fair value on the Consolidated Balance Sheets, were $262,576 and $257,300 as of June 30, 2005 and December 31, 2004, respectively. The beneficial interests issued to third parties, are reported as Obligations under payment agreements on the Consolidated Balance Sheets, were $248,940 and $249,140 as of June 30, 2005 and December 31, 2004, respectively.

(6)	Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123-R, “Share-Based Payment”. This Statement is a revision of SFAS 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. SFAS 123-R requires entities to recognize compensation cost for all equity-classified awards after the effective date using the fair-value measurement method. Originally, SFAS 123-R was to be effective for interim or annual periods beginning after June 15, 2005. However, in April 2005, the effective date was amended to the first interim reporting date of the next fiscal year after June 15, 2005. Ambac Assurance will adopt SFAS 123-R on January 1, 2006 by using a modified prospective approach. The adoption of SFAS 123-R is not expected to have a material impact on Ambac Assurance’s operating results. Ambac Assurance continues to evaluate other aspects of adopting SFAS 123-R.

The FASB added a project to its agenda to consider the accounting by financial guarantee insurers for claims liability recognition, premium recognition, and deferred policy acquisition costs. The proposed and final documents are expected to be issued in 2006. Ambac cannot predict how the FASB will resolve this issue and the resulting impact on our financial statements. Until the issue is resolved, Ambac intends to continue to apply its existing policies.